Exhibit 10.23

Glenn Murphy's Compensation as Executive Chairman

On February 14, 2018, in connection with Mr. Murphy’s appointment as Executive Chairman, the Compensation Committee of lululemon’s board of directors approved an annual salary for Mr. Murphy in the amount of $500,000 per year, pro-rated for the time Mr. Murphy serves as Executive Chairman. This salary will be in lieu of any cash retainer and committee fees to which Mr. Murphy might otherwise be entitled in his role as a member of the board of directors or any committee thereof. Mr. Murphy also received a grant in stock options with a value of $500,000, which will vest over a three year period. While serving as Executive Chairman, Mr. Murphy will not be entitled to receive the annual equity awards to which non-employee directors are entitled under lululemon’s outside director compensation plan (currently an annual grant of restricted stock with a fair value at the time of grant of $125,000).